
15005651


SEC Mail Processing
RECEIVED
APR 09 2015
Section

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$25,000,000
Floating Rate Notes due 9 May 2016
Series No. 810-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 9 April 2015

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$25,000,000 principal amount of Floating Rate Notes due 9 May 2016 (Series No. 810-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 7 April 2015 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 7 April 2015.

Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 30 April 2014, was filed under a report of the ADB dated 30 April 2014.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canary Wharf, London E14 5LB, United Kingdom.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 7 April 2015, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated 7 April 2015, with BNP Paribas (the "Manager"), pursuant to which the ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating U.S.$25,000,000 for an issue price of 100.00%. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.

It is expected that the delivery of the Notes will be made on or about 9 April 2015.

The Manager proposes to offer all the Notes to the public at the public offering price of 100.00%.

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$25,000,000	U.S.$ 0	U.S.$25,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$30,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 7 April 2015, previously filed under a report of the ADB dated 7 April 2015.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 7 April 2015, previously filed under a report of the ADB dated 7 April 2015.

(d) (i) Information Statement dated 30 April 2014, previously filed under a report of the ADB dated 30 April 2014.

(ii) Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

NEW YORK
WASHINGTON, DC
PARIS
BRUSSELS
FRANKFURT
COLOGNE
MOSCOW

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH
020-7614-2200
FACSIMILE 020-7600-1698
WWW.CLEARYGOTTLIEB.COM

ROME
MILAN
HONG KONG
BEIJING
BUENOS AIRES
SÃO PAULO
ABU DHABI
SEOUL

Writer's Direct Dial: +44 20 7614 2254
E-Mail: sovenden@cgsh.com

9 April 2015

To:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special English counsel to BNP Paribas (the "**Manager**") in connection with the offering of U.S.$25,000,000 Floating Rate Notes due 9 May 2016 (the "**Notes**", which expression, unless the context otherwise requires includes the Registered DTC Global Note (as defined below)) by the Asian Development Bank (the "**Issuer**") pursuant to the Issuer's Global Medium-Term Note Programme (the "**Programme**") (the "**Transaction**"). The Notes will be issued under the global agency agreement dated 28 April 2011 (the "**Global Agency Agreement**"), between the Issuer and Citibank, N.A. as global agent. This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act. We understand that the Notes are not, and are not intended to be, admitted to trading on any market or exchange, or otherwise listed, in the United Kingdom.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) an executed copy of the standard provisions dated 28 April 2011 (the "**Standard Provisions**");

(b) an executed copy of the terms agreement dated 7 April 2015 between the Manager and the Issuer (the "**Terms Agreement**");

(c) an executed copy of the Global Agency Agreement;

(d) an executed copy of the registered DTC global note dated 9 April 2015 (the "**Registered DTC Global Note**");

(e) the prospectus dated 28 April 2011 relating to the Programme (the "**Prospectus**") and setting out the Terms and Conditions of the Notes; and

(f) the pricing supplement dated 7 April 2015 (the "**Pricing Supplement**") in respect of the Notes.

In this opinion letter, the Terms Agreement, including the Standard Provisions incorporated by reference therein, and the Global Agency Agreement are referred to collectively as the "**Transaction Agreements**" and each individually as a "**Transaction Agreement**".

In rendering this opinion, we have assumed and not verified:

(a) that, insofar as any obligation falls to be performed in any jurisdiction outside England, its performance will not be illegal, ineffective or constrained by virtue of the laws of that jurisdiction;

(b) that there are no provisions of the laws of any jurisdiction outside England and Wales that would have any implication for the opinion we express and that, insofar as the laws of any jurisdiction outside England and Wales may be relevant to this opinion letter, such laws have been and will be complied with;

(c) the genuineness of all signatures, stamps and seals, the authenticity and completeness of all documents supplied to us and the conformity to the originals of all documents supplied to us as certified photocopies, facsimile or electronic copies;

(d) that, where a document has been examined by us in draft or specimen form, it has been or will be executed in the form of that draft or specimen and, in the case of the Notes, that they will be duly executed, authenticated and delivered in accordance with the terms of the Global Agency Agreement;

(e) that where a document is required to be delivered, each party to it has delivered the same without it being subject to any escrow or other similar arrangement;

(f) that each of the Transaction Agreements has been or will be duly authorised, executed and delivered by each of the parties thereto and each such party has the power, capacity and authority to execute, deliver and perform its obligations contained in the Notes and each of the Transaction Agreements to which it is a party;

(g) that the terms and conditions of any Notes which supplement or replace those set out in the Global Agency Agreement (the "**Additional Terms**") will be clear and unambiguous and that there will be no provisions in the Additional Terms which, either when taken by themselves or in the context of an issue of Notes, will be contrary to any law or public policy of England or which for any other reason would not be enforceable or upheld by the courts in England;

(h) that the issuance of the Notes has been validly authorized by the Issuer and each Note, when issued, will have been duly issued;

(i) the absence of any other arrangements between any of the parties to any of the Transaction Agreements or the Notes which modify or supersede any of the terms of any of the Transaction Agreements or the Notes;

(j) the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of each of the parties to the Transaction Agreements) and the compliance by each of the parties thereto with each of their respective obligations under the Transaction Agreements and the Notes;

(k) that each of the parties is duly organized, validly existing and in good standing (where such concept is legally relevant) under the laws of its jurisdiction of incorporation;

(l) that each of the parties to the Transaction Agreements and the Notes has fully complied with its obligations under all applicable money laundering legislation;

(m) that the binding effect of the Transaction Agreements and the Notes on the parties thereto is not affected by fraud, coercion, duress, undue influence or mistake, and no document has been entered into by any of the parties thereto in connection with money laundering or any other unlawful activity;

(n) that the choice of English law to govern the Transaction Agreements and the Notes was freely made in good faith by the respective parties and there is no reason for avoiding such choice on the grounds of public policy;

(o) that each of the parties to the Transaction Agreements and the Notes has complied with all applicable provisions of Directive 2003/71/EC of the European Parliament, as amended (the "**Prospectus Directive**"), the Financial Services Act 2012, the Financial Services and Markets Act 2000, (the "**FSMA**") and any applicable secondary legislation made under it with respect to anything done by any of them in relation to the Notes in, from or otherwise involving the United Kingdom

(including Sections 19 (carrying on a regulated activity), 21 (financial promotion), 85 (public offers) and 118 (market abuse) of the FSMA);

(p) that the Notes are and will be transferable securities of a type listed in Schedule 11A of the FSMA, and will have been duly prepared and completed in accordance with the provisions and arrangements contained or described in the Standard Provisions and the Global Agency Agreement;

(q) that each issue of Notes in respect of which particular restrictions, laws, guidelines, regulations or reporting requirements apply will only be issued in circumstances which comply with such restrictions, laws, guidelines, regulations or reporting requirements as apply from time to time; and

(r) that all consents, approvals, notices, filings and registrations which are necessary under any applicable laws or regulations (other than laws or regulations of the United Kingdom) in order to permit the execution, delivery or performance of the Transaction Agreements and the Notes have been or will be duly made or obtained.

Based on the foregoing, and subject to the further qualifications and limitations set forth below, it is our opinion that the Transaction Agreements, and the Notes, when they have been duly executed, authenticated, delivered and paid for and registered in the register maintained for that purpose, will constitute valid, binding and enforceable obligations of the Issuer.

The expression "enforceable" as used in the opinion above means that the obligations referred to are of a type which English courts enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. Accordingly, and in addition, the foregoing opinion is subject to certain qualifications, in particular, but without limitation:

(a) The opinion set forth above as regards the binding effect and validity of the obligations and their enforceability against contracting parties is subject to all limitations resulting from the laws of bankruptcy, administration, liquidation, insolvency, fraudulent transfer, reorganisation, moratorium, suretyship or any similar laws of general application affecting creditors' rights.

(b) Enforcement may be limited by general principles of equity. For example, equitable remedies may not be available where damages are considered to be an adequate remedy.

(c) The power of an English court to order specific performance of an obligation or to grant injunctive relief or any equitable remedy is discretionary and, accordingly, we express no opinion as to whether

such remedies would be available in respect of any of the obligations of the parties. Specific performance is not usually ordered and an injunction is not usually granted where damages would be regarded by the court as an adequate remedy.

(d) If the performance of the payment obligations of the Issuer under the Notes in respect of which the subscription moneys, interest and principal are not all payable in the same currency is contrary to the exchange control regulation of any country in whose currency such amounts are payable, those obligations may be unenforceable in England by reason of Section 2(b) of Article VIII of the International Monetary Fund Agreement and the Bretton Woods Agreements Order in Council 1946.

(e) Where any person is vested with a discretion, or may determine any matter in its opinion, English law may require that such discretion is exercised reasonably or that such opinion is based on reasonable grounds.

(f) Enforcement of rights may be or become limited by prescription or by the lapse of time or barred under the Limitation Act 1980 or may be or become subject to defences of set-off or counterclaim.

(g) An English court is able, where the amount of a claim is denominated in a currency other than sterling, to give judgment in that other currency, as a matter of current procedural practice and at its own discretion.

(h) Notwithstanding any exclusive submission to jurisdiction in the Transaction Agreements, where the same cause of action is brought between the same parties in more than one court, any court other than the one in which proceedings are first brought may have to stay proceedings until the first court determines its jurisdiction.

(i) In certain circumstances an English court has power to stay an action commenced in the English courts where it is shown that it can, without injustice to the claimant, be tried in a more convenient forum. However, such power may not be exercisable in all circumstances, for example, in cases where jurisdiction is determined in accordance with Council Regulation (EC) 1215/2012 on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters, the provisions of the Brussels Convention on Jurisdiction in Civil and Commercial Matters of 1968 or the provisions of the Lugano Convention on Jurisdiction and the Enforcement of Judgments in Civil and Commercial Matters of 2007. In this regard, for example, an English court may not be able to stay proceedings where the defendant is domiciled in England and Wales and the alternative jurisdiction is outside the European Union.

(j) Where any obligations of any person are to be performed or observed in jurisdictions outside England and Wales, or by a person subject to the laws of a jurisdiction outside England and Wales, such obligations may not be enforceable under English law to the extent that the performance or observance thereof would be illegal or contrary to public policy under the laws of any such jurisdiction.

(k) The effectiveness of provisions in the Transaction Agreements relating to the choice of law to govern contractual obligations may not be recognised or upheld by an English court in certain circumstances. For example, the effectiveness of provisions in the Transaction Agreements relating to the choice of English law to govern contractual obligations will be subject, where applicable, to Council Regulation (EC) No.593/2008 on the law applicable to contractual obligations (the "**Rome I Regulation**"), which provides that, in certain circumstances, the choice of English law to govern contractual obligations may not prejudice or restrict the application of the laws of other jurisdictions.

(l) The effectiveness of provisions in the Transaction Agreements and the Notes relating to the choice of law to govern non-contractual obligations will be subject, where applicable, to Council Regulation (EC) No.864/2007 on the law applicable to non-contractual obligations (the "**Rome II Regulation**"). For example, the Rome II Regulation provides that, in certain circumstances, the choice of English law to govern non-contractual obligations may not prejudice or restrict the application of other laws where such laws are mandatory or cannot be derogated from by contract.

(m) Any provision providing that any calculation, certification, determination, notification, minute or opinion will be conclusive and binding will not be effective if such calculation, certification, determination, notification, minute or opinion is fraudulent or made on an unreasonable or arbitrary basis or in the event of manifest error despite any provision to the contrary and it will not necessarily prevent judicial enquiry into the merits of any claim by any party thereto.

(n) Any provision for the payment of liquidated damages, compensation, additional interest or similar amounts might be held to be unenforceable on the ground that it is a penalty.

(o) Any undertaking or indemnity may be void insofar as it relates to stamp duty payable in the United Kingdom.

(p) An English court may refuse to give effect to any provision of an agreement which amounts to an indemnity in respect of the costs of enforcement or of unsuccessful litigation brought before an English court or where the court has itself made an order for costs.

(q) Certain terms and concepts, although often found in commercial documents, have yet to be clearly defined by the English courts. To the extent that the Transaction Agreements or the Notes contain any such terms or concepts, their meaning will be a matter of construction for an English court.

(r) In the case of agreements that are not required by law to be in writing or evidenced in writing, any provision of an agreement under hand may be amended by oral agreement or waived between the parties or by the conduct of the parties, notwithstanding any provision to the contrary. The most common example of a financing agreement that is required to be evidenced in writing is a guarantee.

(s) If a party to the Transaction Agreements or the Notes is controlled by or otherwise connected with a person or is itself resident in or constituted under the laws of a country which is the subject of United Nations, European Union or United Kingdom sanctions implemented or effective in the United Kingdom, or is otherwise the target of any such sanctions then the obligations of the other parties to that party under the Transaction Agreements or the Notes may be unenforceable or void.

(t) Where an English court finds that a term of a contract is open to more than one interpretation (in this regard we refer you to Rainy Sky SA and others v Kookmin Bank [2011] UKSC 50), the court may apply the interpretation that it finds to be most consistent with business common sense and reject any other.

(u) Any question as to whether or not any provision of any agreement or instrument which is illegal, invalid, not binding, unenforceable or void may be severed from the other provisions thereof in order to save those other provisions would be determined by an English court in its discretion.

(v) There is some possibility that an English court would hold that a judgment on a particular agreement or instrument, whether given in an English court or elsewhere, would supersede such agreement or instrument to all intents and purposes, so that any obligation thereunder which by its terms would survive such judgment might not be held to do so.

(w) Any person who is not a party to a contract governed by English law may not be able to enforce any provisions of that contract which are expressed to be for the benefit of that person if and to the extent that the Contracts (Rights of Third Parties) Act 1999 has been disapplied.

(x) The effectiveness of terms exculpating (or, as in the case of an indemnity, having the effect of exculpating) a party from a liability or duty otherwise owed or limiting such liability or duty is limited by law.

(y) There is some possibility that an English court having jurisdiction in relation to insolvency law would apply the provisions of Section 426 of the Insolvency Act 1986, as amended, (Co-operation between courts exercising jurisdiction in relation to insolvency) in assisting the courts having the corresponding jurisdiction in any other part of the United Kingdom or any relevant country or territory (as such terms are defined in that section) (in this regard we refer you to Hughes v. Hannover Ruckversicherungs-Aktiengesellschaft [1997] 1 BCLC 497) and, as a result, may, rather than apply insolvency law as it would otherwise apply in England and Wales, apply the insolvency law which is applicable in such other part of the United Kingdom or relevant country or territory in relation to comparable matters.

(z) An English court may refuse to give effect to a claim pursuant to an indemnity or contribution provision in a Transaction Agreement or a Note insofar as the subject matter of such claim relates to penalties imposed under Section 91 (breach of Part 6 rules) or Section 123 (market abuse) of the FSMA or any relevant provision of the FSMA imposing penalties or of the rules made under it.

(aa) Any provision of an agreement which purports to grant an irrevocable power of attorney or other authorisation or irrevocably appoint a person as agent may nevertheless not be treated by an English court as irrevocable.

(bb) A court may not, for lack of certainty, or because it constitutes an agreement to agree, enforce a provision which purports to require parties to reach a further agreement in the future.

We express no opinion as to any agreement, instrument or other document that may be entered into, or as to any liability to tax or obligation to report to any tax authority that may arise or be incurred, as a result of or in connection with the Transaction Agreements or the issue and sale of the Notes.

The opinion set out above is limited to the laws of England and Wales in force as at the date of this opinion letter, as currently applied by the courts in England and Wales and is given on the basis that this opinion letter will be governed by and construed in accordance with English law.

We are furnishing this opinion letter to you at the request of the Manager and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose, except that it may be filed as an exhibit to the report that you will file pursuant to Regulation AD in respect of the distribution of the Notes. Notwithstanding the foregoing, you may furnish a copy of this opinion letter (with notice to us, which shall be given before furnishing such copy, when practicable) (i) if required by any applicable law or regulation; (ii) to any regulatory authority having jurisdiction over you if required by such authority; or (iii) in

connection with any actual or threatened claim against you relating to the Transaction if required to assist you in establishing defences under applicable securities laws, it being understood and agreed that we assume no duty or liability whatsoever to any person furnished this opinion letter in accordance with this sentence and that any such person is not entitled to rely on this opinion letter in any manner as a result or otherwise.

We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP



By: ______________________________

Simon Ovenden, a Partner